Dreyfus Intermediate Municipal Income Fund

200 Park Avenue

New York, New York 10166

May 22, 2008

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:

Dreyfus Intermediate Municipal Income Fund (the “Registrant”)
Request for Withdrawal of a Registration Statement on Form N-2, filed with the
U.S. Securities and Exchange Commission on March 22, 2004
File Nos. 333-113803; 811-21536

Ladies and Gentlemen:

On behalf of the above-referenced Registrant, pursuant to Rule 477 of the Securities Act of 1933, as amended,  the Registrant hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement of the Fund on Form N-2 which was filed with the Commission on March 22, 2004, along with any exhibits (the “Registration Statement”).

The Registrant believes that withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors because: 1) the filing was prepared in connection with a proposed initial public offering of the Registrant’s shares which is no longer contemplated; 2) no securities of the Registrant were sold in connection with the proposed offering; and 3) the filing did not become effective.

Any questions regarding this matter may be directed to Michael Raczynski at 212-806-6434 or David Stephens at 212-806-6138.

Sincerely,

DREYFUS INTERMEDIATE MUNICIPAL INCOME FUND

By:	/s/ Jeff Prusnofsky
Jeff Prusnofsky
Vice President